UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

Energizer Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Missouri	1-15401	43-1863181
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

533 Maryville University Drive

St. Louis, Missouri 63141

(Address of principal executive offices)

Registrant’s telephone number, including area code: (314) 985-2000

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Share Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Item 1. Description of Securities to be Registered.

On May 21, 2015, the Board of Directors (the “Board”) of Energizer Holdings, Inc., a Missouri corporation (the “Company”), declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”). The Rights will be issued on June 1, 2015 to the shareholders of record on such date.

The Board has adopted the Rights Agreement (the “Rights Agreement”), dated as of May 21, 2015, by and between the Company and Continental Stock Transfer and Trust Company, as rights agent (the “Rights Agent”), to assist the Board in managing the period leading up to and immediately following the spinoff of the Company’s household products business by protecting against creeping accumulations or other share acquisition activity that the Board believes would not be in the best interest of shareholders. In general terms, the Rights Agreement works by imposing a significant penalty upon any person or group which acquires 10% or more of the Company’s outstanding common stock without the approval of the Board. The Rights Agreement is short-term and will expire on December 31, 2015, approximately 6 months after the expected spinoff date.

The following is a summary description of the Rights. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as Exhibit 4.1 to this Registration Statement on Form 8-A and incorporated herein by reference. A copy of the Rights Agreement is available free of charge from the Company.

The Rights. The Rights will initially trade with, and will be inseparable from, the Company Common Stock. The Rights are evidenced by certificates that represent shares of the Company Common Stock (or by ownership statements issued with respect to uncertificated shares of Company Common Stock). New Rights will accompany any new shares of common stock the Company issues after June 1, 2015 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (a “Preferred Share”) for $450 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one share of Company Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of the outstanding Company Common Stock.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended—are treated as beneficial ownership of the number of shares of the Company Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Company Common Stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the certificates that represent shares of Company Common Stock (or, in the case of uncertificated shares, notations in the book-entry account system) will also evidence the Rights, and any transfer of shares of Company Common Stock will constitute a transfer of the Rights. After that date, the Rights will separate from the Company Common Stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Company Common Stock. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $450, purchase shares of the Company Common Stock with a market value of $900, based on the market price of the Company Common Stock prior to such acquisition.

•	Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $450, purchase shares of the acquiring corporation with a market value of $900, based on the market price of the acquiring corporation’s stock prior to such transaction.

•	Notional Shares. Shares held by Affiliates and Associates of an Acquiring Person, and Notional Shares held by counterparties to a Derivatives Contract with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person (as such terms are defined in the Rights Agreement).

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

•	will not be redeemable,

•	will entitle its holder to quarterly dividend payments of $0.01, or an amount equal to the dividend paid on one share of Company Common Stock, whichever is greater,

•	will entitle its holder upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of Company Common Stock, whichever is greater,

•	will have the same voting power as one share of Company Common Stock, and

•	if shares of Company Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Company Common Stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of Company Common Stock.

Expiration. The Rights will expire on December 31, 2015.

Redemption. The Board may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if there is a stock split or stock dividends of Company Common Stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Company Common Stock, the Board may extinguish the Rights by exchanging one share of Company Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or Company Common Stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

The Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement.

Item 2. Exhibits.

No.	Description

3.1	Certificate of Designations of Series A Junior Participating Preferred Stock of Energizer Holdings, Inc. (Incorporated by reference to Exhibit 3.1 to Energizer Holdings, Inc. Form 8-K filed on May 26, 2015).

4.1	Rights Agreement, dated as of May 21, 2015, between Energizer Holdings, Inc. and Continental Stock Transfer and Trust Company, as rights agent, which includes the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (Incorporated by reference to Exhibit 4.1 to Energizer Holdings, Inc. Form 8-K filed on May 26, 2015).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 26, 2015

ENERGIZER HOLDINGS, INC.

	By:	/s/ Daniel J. Sescleifer
		Name: Title:	Daniel J. Sescleifer Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

No.	Description

3.1	Certificate of Designations of Series A Junior Participating Preferred Stock of Energizer Holdings, Inc. (Incorporated by reference to Exhibit 3.1 to Energizer Holdings, Inc. Form 8-K filed on May 26, 2015).

4.1	Rights Agreement, dated as of May 21, 2015, between Energizer Holdings, Inc. and Continental Stock Transfer and Trust Company, as rights agent, which includes the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (Incorporated by reference to Exhibit 4.1 to Energizer Holdings, Inc. Form 8-K filed on May 26, 2015).